UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42457

OneConstruction Group Limited

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghum, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Results of OneConstruction Group Limited’s 2025 Annual General Meeting

The 2025 annual general meeting of shareholders (the “Meeting”) of OneConstruction Group Limited (the “Company”) was held at Room 908, 9/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 22, 2025, at 10 a.m., China Standard Time, pursuant to a notice duly given.

At the close of business on November 25, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 16,000,000 ordinary shares, each ordinary share being entitled to one vote, outstanding. At the Meeting, the holders of 9,235,775 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following:

1.	as a resolution of shareholders, the re-appointment of Mr. CHEUNG Kam Cheung as an executive director of the Company to hold office until the next annual general meeting (“Resolution One”);

2.	as a resolution of shareholders, the re-appointment of Mr. CHAN Man Kit as an independent non-executive director of the Company to hold office until the next annual general meeting (“Resolution Two”);

3.	as a resolution of shareholders, the re-appointment of Mr. LAW Hok Yu as an independent non-executive director of the Company to hold office until the next annual general meeting (“Resolution Three”);

4.	as a resolution of shareholders, the re-appointment of Ms. CHUNG Suet In as an independent non-executive director of the Company to hold office until the next annual general meeting (“Resolution Four”);

5.	as a resolution of shareholders, the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2026 (“Resolution Five”);

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	9,221,746	13,148	881
2	Resolution Two	9,230,246	4,248	1,281
3	Resolution Three	9,221,745	12,749	1,281
4	Resolution Four	9,223,452	10,796	1,527
5	Resolution Five	9,224,246	7,495	4,034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConstruction Group Limited

Date: December 23, 2025	By:	/s/ Ka Chun Gordon Li
	Name:	Ka Chun Gordon Li
	Title:	General Manager

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